Prospectus Supplement No. 1                     Filed Pursuant to Rule 424(b)(3)
to Prospectus Dated December 1, 2004            Registration File No. 333-114604


                                     I-Trax
                                [GRAPHIC OMITTED]

                        10,676,094 SHARES OF COMMON STOCK

         This prospectus supplement supplements the information contained in the prospectus of I-trax, Inc. dated December 1, 2004, relating to potential resale from time to time of up to 88,094 shares of our common stock, up to 10,000,000 shares of our common stock issuable upon the conversion of outstanding Series A Convertible Preferred Stock, and up to 588,000 shares of our common stock issuable upon the exercise of outstanding options and warrants. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.

                            SELLING SECURITY HOLDERS

         The following table supplements the information set forth in the prospectus under the caption "Selling Security Holders" with respect to the security holders offering shares of our common stock pursuant to this prospectus, as amended or supplemented, and regarding ownership of shares of our common stock prior to and after such offering by those shareholders. The information regarding selling security holders is being supplemented to disclose that certain selling security holders have transferred their shares of Series A Convertible Preferred Stock and to add the transferees as selling security holders with respect to the common stock underlying the transferred shares of Series A Convertible Preferred Stock. The information set forth herein is as of June 6, 2005.




                                                Number of Shares of Common
                                                    Stock Owned Before         Number of Shares Common     Common Stock Owned After
                                                        Offering                   Stock Offered                  Offering

                                                              Common Stock                 Common Stock
                                                               Underlying                   Underlying
                                                  Common       Preferred       Common       Preferred       Number of    Percentage
 Name of Selling Shareholder                       Stock       Stock (3)        Stock         Stock          Shares          (4)
----------------------------------------------- ------------ --------------- ------------ --------------- -------------- -----------


Corsair Capital Investors, Ltd. (1)                 121,600         160,000           --         160,000        121,600      --

Corsair Capital Partners, L.P. (1)                  811,200       1,504,640           --       1,504,640        811,200      2.7

Corsair Capital Partners 100, L.P. (1)               32,800          69,360           --          69,360         32,800      --

Corsair Long Short International Ltd. (1)            34,400          26,000           --          26,000         34,400      --

Pequot Scout Fund, L.P. (2)                       1,178,700       1,065,000           --       1,065,000      1,178,700      3.9

Pequot Mariner Onshore Fund, L.P. (2)               751,300         695,000           --         695,000        751,300      2.5



(1) Each of Jay R. Patschek and Steven Major exercises voting and dispositive power with respect to the shares of common stock offered by the named selling security holders for resale under this prospectus supplement. Messrs. Patschek and Major are also affiliates of C.E. Uterberg Towbin, a registered broker-dealer. Each of the named selling security holders acquired the shares of Series A Convertible Preferred Stock, the shares of common stock issuable upon conversion of which are being offered for resale under this prospectus supplement, in a private transaction and for resale in its ordinary course of business. None of Messrs. Patschek and Major have agreements, arrangements or understandings with any other persons, either directly or indirectly, to distribute I-trax securities.

(2) Shares offered for resale under this prospectus supplement by the named selling security holders are beneficially owned by Pequot Capital Management, Inc., which is the investment manager to the named selling security holders and exercises sole dispositive, investment and voting power for all of the shares. Arthur J. Samberg is the sole shareholder of Pequot Capital Management, Inc. and disclaims beneficial ownership of the shares except for his pecuniary interest.

(3) Our Series A Convertible Preferred Stock accrues dividends on the original issue price of $25 per share at the rate of 8% per annum. The dividends are payable upon conversion of the Series A Convertible Preferred Stock into common stock in additional shares of common stock or, subject to the consent of our senior secured lender, in cash. The registration statement to which this prospectus supplement relates registers 800,000 shares that we may issue as dividends on outstanding shares of our Series A Convertible Preferred Stock. The dividend shares which may be offered for sale by the selling security holders are not included in the table because the number of such shares will not be determined until the selling security holders convert their Series A Convertible Preferred Stock into common stock.

(4)      Based on 30,596,890 shares of common stock outstanding on June 6, 2005.

             The Date of this Prospectus Supplement is June 6, 2005